Pricing Supplement To product supplement ZZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Pricing Supplement No. 2057ZZ Registration Statement No. 333-184193 Dated June 13, 2014; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $6,286,000 Digital Return Notes Linked to the Performance of the Mexican Peso Relative to the Euro due December 17, 2015
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the Mexican peso (the “Underlying Currency”) relative to the Euro (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is greater than or equal to zero (meaning that the Mexican peso strengthens or remains unchanged relative to the Euro), investors will receive at maturity a return on their initial investment equal to the Digital Return of 16.25%. If the Currency Performance is less than zero (meaning that the Mexican peso weakens relative to the Euro) but is greater than or equal to -10.00%, investors will be entitled to receive at maturity the Face Amount of notes. However, if the Currency Performance is less than -10.00%, investors will be fully exposed to the negative Currency Performance, and will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. Investors should be willing to lose a significant portion or all of their initial investment if the Currency Performance is less than -10.00%. The notes do not pay any coupons. Any payment at maturity on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG maturing December 17, 2015†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes priced on June 13, 2014 (the “Trade Date”) and are expected to settle on June 18, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Mexican peso (“MXN”)
Reference Currency:	Euro (“EUR”)
Digital Return:	16.25%, which reflects the maximum return on the notes. Accordingly, the maximum Payment at Maturity is $1,162.50 per $1,000 Face Amount of notes.
Payment at Maturity:
•      If the Currency Performance is greater than or equal to zero, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Digital Return, calculated as follows:
$1,000 + ($1,000 x Digital Return)
•      If the Currency Performance is less than zero but is greater than or equal to -10.00%, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to $1,000.
•      If the Currency Performance is less than -10.00%, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Currency Performance, calculated as follows:
$1,000 + ($1,000 × Currency Performance)
Under this circumstance, the Currency Performance will be negative and you will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. Accordingly, you will lose a significant portion or all of your initial investment in the notes. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, you will lose all of your initial investment if the Final Spot Rate is equal to or greater than 200.00% of the Initial Spot Rate. In no case will the Payment at Maturity be less than zero. Any Payment at Maturity on the notes is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and  the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. There is no comparable limit on the negative performance of the Underlying Currency. The Currency Performance will be less than -100.00% if the Final Spot Rate is greater than 200.00% of the Initial Spot Rate. However, in no case will the Payment at Maturity be less than zero.

(Key Terms continued on next page)
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $975.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$12.50	$987.50
Total	$6,286,000.00	$78,575.00	$6,207,425.00
(1)  Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,286,000.00	$809.64

JPMorgan
Placement Agent
June 13, 2014

(Key Terms continued from previous page)
Spot Rate:
On any day of calculation, the EUR/MXN mid-spot rate, at approximately 4:00 p.m. London time, for the Mexican peso against the Euro, expressed as the amount of Mexican pesos per one Euro, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on Reuters Page “WMRSPOT37” (or any successor page) on such date of calculation.
A higher Spot Rate indicates a weakening of the Mexican peso against the Euro, while a lower Spot Rate indicates a strengthening of the Mexican peso against the Euro. If the foregoing Spot Rate is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Initial Spot Rate:	17.60665, equal to the Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The arithmetic average of the Spot Rates for the Underlying Currency on each of the five Averaging Dates
Trade Date:	June 13, 2014
Settlement Date:	June 18, 2014
Averaging Dates†:	December 8, 2015, December 9, 2015, December 10, 2015, December 11, 2015, December 14, 2015
Maturity Date†:	December 17, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RLD3 / US25152RLD34
†  Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value Of The Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific To The Notes

You should read this pricing supplement together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Returns on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Spot Rate?

The following table illustrates hypothetical returns at maturity on the notes.  The hypothetical returns set forth below reflect the Digital Return of 16.25%. The actual Initial Spot Rate is set forth on the cover of this pricing supplement.  The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, which will be the arithmetic average of the Spot Rates for the Underlying Currency on each of the five Averaging Dates.  The numbers appearing in the following table and examples may have been rounded for ease of analysis.

Currency Performance (%)	Payment at Maturity ($)	Return on the Notes (%)
90.00%	$1,162.50	16.25%
80.00%	$1,162.50	16.25%
70.00%	$1,162.50	16.25%
60.00%	$1,162.50	16.25%
50.00%	$1,162.50	16.25%
40.00%	$1,162.50	16.25%
30.00%	$1,162.50	16.25%
20.00%	$1,162.50	16.25%
15.00%	$1,162.50	16.25%
10.00%	$1,162.50	16.25%
5.00%	$1,162.50	16.25%
0.00%	$1,162.50	16.25%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%
-110.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the Mexican peso strengthens relative to the Euro), resulting in a Currency Performance of 30.00%. Because the Currency Performance of 30.00% is greater than zero, the investor receives a return equal to the Digital Return of 16.25% and a Payment at Maturity of $1,162.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Digital Return)
$1,000 + ($1,000 x 16.25%) = $1,162.50

Example 2: The Final Spot Rate is equal to the Initial Spot Rate (the Mexican peso remains unchanged relative to the Euro), resulting in a Currency Performance of zero. Because the Currency Performance is equal to zero, the investor receives a return equal to the Digital Return of 16.25% and a Payment at Maturity of $1,162.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Digital Return)
$1,000 + ($1,000 x 16.25%) = $1,162.50

Example 3: The Final Spot Rate is greater than the Initial Spot Rate (the Mexican peso weakens relative to the Euro), resulting in a Currency Performance of -5.00%.  Because the Currency Performance of -5.00% is less than zero but is greater than -10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The Final Spot Rate is greater than the Initial Spot Rate (the Mexican peso weakens relative to the Euro), resulting in a Currency Performance of -30.00%.  Because the Currency Performance of -30.00% is less than -10.00%, the investor is fully exposed to the negative Currency Performance and receives a Payment at Maturity of $700.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 × Currency Performance)
$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL IS FIXED AND LIMITED — If the Currency Performance is greater than or equal to zero, you will be entitled to receive the Digital Return of 16.25%, resulting in a Payment at Maturity of $1,162.50 per $1,000 Face Amount of notes. In no case will you be entitled to receive more than the Digital Return, regardless of the amount of appreciation of the Underlying Currency relative to the Reference Currency, which may be significant. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — If the Currency Performance is less than zero but is greater than or equal to -10.00%, you will receive a Payment at Maturity of $1,000 per $1,000 Face Amount of notes. However, if the Currency Performance is less than -10.00%, you will lose an amount equal to 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. Accordingly, you could lose your entire investment in the notes.

•
EXPOSURE TO THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Mexican peso, which we refer to as the Underlying Currency, relative to the Euro, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency strengthens relative to the Euro, and will decrease as the Underlying Currency weakens relative to the Euro.

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TAX CONSEQUENCES — Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the notes. In determining our responsibilities for information reporting and withholding, if any, we intend to treat the notes as prepaid financial contracts that are not debt, with the consequences described below. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that while it believes this treatment to be reasonable, it is unable to conclude that it is more likely than not that this treatment will be upheld, and that other reasonable treatments are possible that could materially and adversely affect the timing and character of income or loss on your notes. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts that are not debt is respected, except where otherwise indicated.

Your gain or loss on the notes should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the notes, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”). Assuming that the notes are properly treated as prepaid financial contracts that are not debt, our special tax counsel believes that it is reasonable to treat the capital gain election as available and that, even if the notes are not so treated, there should be no adverse consequences as a result of having made a protective capital gain election. However, because there is no direct legal authority addressing the availability of the capital gain election for instruments such as the notes, our special tax counsel is unable to conclude that it is more likely than not that the election is available.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the notes for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking the notes to market and on the disposition of the notes would be ordinary in character absent a valid capital gain election (as described above).  If the election is available and a valid election is made, gain or loss recognized on marking the notes to market and on maturity or disposition of the notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your notes.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons and do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative.  If the Currency Performance is less than -10.00%, your investment will be fully exposed to the negative Currency Performance and you will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. In this scenario, you will lose a significant portion or all of your investment in the notes.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Currency Performance is greater than or equal to zero, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus the product of $1,000 and the Digital Return of 16.25%, regardless of the appreciation in the Underlying Currency relative to the Reference Currency, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,162.50 for every $1,000 Face Amount of notes. You will receive a return reflecting the Digital Return only if the Currency Performance is greater than or equal to zero.

•
YOU WILL NOT BE ENTITLED TO THE DIGITAL RETURN IF THE CURRENCY PERFORMANCE IS LESS THAN ZERO — If the Underlying Currency weakens relative to the Euro, resulting in the Currency Performance being less than zero, you will not be entitled to receive the Digital Return. If the Currency Performance is less than zero but is greater than or equal to -10.00%, you will receive $1,000 per $1,000 Face Amount of notes. If the Currency Performance is less than -10.00%, your investment will be fully exposed to the negative Currency Performance and you will lose 1.00% of the Face Amount of notes for every 1.00% the Currency Performance is negative. In this scenario, you will lose a significant portion or all of your initial investment in the notes.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•
THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•
THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY APPRECIATION AND MAGNIFY ANY UNDERLYING CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for the Underlying Currency is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Euros into Mexican pesos at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into Euros (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Reference Currency strengthens relative to the Underlying Currency. As a result, any Underlying Currency appreciation relative to the Reference Currency will be diminished, while any Underlying Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of the Underlying Currency relative to the Reference Currency is 10, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 9 would have been 11.11%. Conversely, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 11, the Currency Performance, would be -10.00%. However, the conversion return for a Final Spot Rate of 11 would have been only -9.09%.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower payment at maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•   existing and expected rates of inflation;

•   existing and expected interest rate levels;

•   political, civil or military unrest;

•   the balance of payments between Mexico and the countries that use the Euro; and

•   the extent of governmental surpluses or deficits in Mexico and the countries that use the Euro.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico, the countries that use the Euro and other countries important to international trade and finance.

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CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Mexican peso, as Underlying Currency, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of and return on the notes.

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THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Mexican peso, relative to the Euro. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

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THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Underlying Currency and, therefore, the value of the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY — Changes in the Underlying Currency during the term of the notes before the Averaging Dates will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the final Averaging Date, and will be based on the Final Spot Rate (which will be the arithmetic average of the Spot Rates of the Underlying Currency on the five Averaging Dates). As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency over the term of the notes may bear little relation to the historical exchange rates of the Underlying Currency relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying

Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Key Terms” in this pricing supplement and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes. The amount you receive at maturity may be less than your initial investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•  the expected volatility of the Underlying Currency relative to the Reference Currency;

•  the time remaining to the maturity of the notes;

•  interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•  geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•  suspension or disruption of market trading of the Underlying Currency;

•  supply and demand for the notes; and

•  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CURRENCY PERFORMANCE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, the Final Spot Rate, the Currency Performance and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) on the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount payable at maturity.

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THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — As of the date of this pricing supplement, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you might not be permitted to make a capital gain election with respect to your notes. It is also possible that you might be required to “mark to market” your notes at the end of each tax year.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following table and graph show the historical exchange rates for the number of units of Mexican pesos per one Euro. The table uses exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for the period-end dates, while the graph uses daily exchange rates that are based on Bloomberg end-of-day quotations. The table shows the historical high, low and period-end exchange rates for the period from January 1, 2004 through June 9, 2014 and the graph sets forth the historical exchange rate performance for the same period. The Spot Rate on the Trade Date is the Initial Spot Rate set forth above under “Key Terms.” The numbers appearing in the table may have been rounded for ease of analysis.

The historical data set forth below is for illustrative purposes only and is not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. We cannot give you any assurance that the Currency Performance will be greater than zero. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the graph below, a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency, while a lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg are not calculated the same way as the Spot Rate for the Underlying Currency set forth above and may differ from the Spot Rate for the Underlying Currency. We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Mexican peso
Historical High, Low and Period-End Exchange Rates
January 1, 2004 through June 9, 2014
(expressed as units of Mexican pesos per one Euro)

Mexican peso	High	Low	Period End
2004	15.3662	13.2663	15.1075
2005	15.2656	12.1777	12.6014
2006	14.9805	12.3889	14.2570
2007	16.4146	14.0433	15.9221
2008	19.5873	14.7390	19.1123
2009	20.0898	16.9345	18.7758
2010	18.8183	15.2794	16.5174
2011	19.0323	15.6681	18.0655
2012	18.1256	16.0637	16.9611
2013	18.1964	15.5844	17.9161
2014 (through June 9, 2014)	18.6728	17.3865	17.6689

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $12.50 per $1,000 Face Amount of notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.